

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Daniel Wong
Chief Executive Officer
Bridgetown Holdings Limited
38/F Champion Tower
3 Garden Road, Central
Hong Kong

>   **Re: Bridgetown Holdings Limited**
>   **Registration Statement on Form S-1**
>   **Filed September 23, 2020**
>   **File No. 333-249000**

Dear Mr. Wong:

   We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1.   We note your disclosure that certain affiliates of the sponsor have indicated an interest to purchase approximately 40% of common stock in the offering. We also note the disclosure in the risk factor on page 40 that such investors may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser